Exhibit 99.1

Valens Semiconductor to Host Investor Day on November 12, 2024

Provides 2025 revenue guidance and long-term financial goals

HOD HASHARON, Israel, November 12, 2024 -- Valens Semiconductor (NYSE: VLN), a leader in high-performance connectivity, today will host its 2024 Investor Day in New York City where management will provide an overview of the Company’s go-forward strategy, growth drivers, product innovation and long-term financial goals.

The event will be led by Gideon Ben-Zvi, Chief Executive Officer, and will also feature presentations from Guy Nathanzon, Chief Financial Officer, and Dana Zelitzki, Senior Vice President of Marketing.

The Company will share its strategy and growth drivers in the Professional Audio-Video, Video Conferencing, Industrial Machine Vision, Automotive, Medical markets, and through potential synergetic acquisitions.

Driven by these strategic initiatives, Valens Semiconductor’s financial goals by the end of 2029 are as follows:

●	Total revenue is expected to be between $220 - $300 million, gross margin of between 50% - 60%:

o	Professional Audio-Video revenues of between $90 - $100 million and gross margin between 65% - 75%.

o	Industrial Machine Vision revenues of between $35 -$50 million and gross margin between 55% - 65%.

o	Automotive revenues of between $65 - $110 million and gross margin between 35% -45%.

●	Acquisitions are expected to contribute revenues of between $30 - $40 million depending on potential acquisition opportunities.

●	Adjusted EBITDA margin is expected to be between 15% - 20%[1].

●	In the following years, Valens expects:

o	Significant automotive revenue scale with ADAS deployment within the existing and new OEMs.

o	Potential upside from single use endoscopy.

1 Although we provide guidance for Adjusted EBITDA margin, we are not able to provide guidance for projected Net profit (loss) margin, the most directly comparable GAAP measures. Certain elements of Net profit (loss), including share-based compensation expenses and warrant valuations, are not predictable due to the high variability and difficulty of making accurate forecasts. As a result, it is impractical for us to provide guidance on Net profit (loss) margin or to reconcile our Adjusted EBITDA margin guidance without unreasonable efforts. Consequently, no disclosure of projected Net profit (loss) margin is included. For the same reasons, we are unable to address the probable significance of the unavailable information.

The Company will also provide revenue guidance for the full year 2025 of between $71 - $76 million or 25% - 33% YoY growth, as well as a few additional business goals.

Additionally, Valens will also update its full year 2024 revenue guidance of $57.2 - $57.5 million to include the following breakdown:

●	Audio-video revenue is expected to be between $32.8 - $33.0 million.

●	Automotive revenue is expected to be between $21.4 - $21.5 million.

●	Acroname’s revenue is expected to be $3 million.

Event Details

The Investor Day will begin at 12:00 pm ET and is expected to conclude at 2:30 pm ET. Due to limited capacity, in-person attendance is by invitation only. A live broadcast of the event will be available starting at 1:00 pm ET at https://valens.zoom.us/webinar/register/WN_t5qmtJrtTHa2Ubm-8RfvHQ.

A webcast replay will be available following the conclusion of the event and related presentations will remain accessible in the investor relations section of the Company’s website.

About Valens Semiconductor

Valens Semiconductor (NYSE:VLN) is a leader in high-performance connectivity, enabling customers to transform the digital experiences of people worldwide. Valens’ chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation videoconferencing, and enabling the evolution of ADAS and autonomous driving. Pushing the boundaries of connectivity, Valens sets the standard everywhere it operates, and its technology forms the basis for the leading industry standards such as HDBaseT® and MIPI A-PHY. For more information, visit https://www.valens.com/.

Forward-Looking-Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our anticipated future results, including financial results such as financial goals for 2029, potential acquisition opportunities, currency exchange rates, and contract wins, and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor’s (“Valens”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor. These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effect of inflation and a rising interest rate environment on our customers and industry; the ability of our customers to absorb inventory; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; Valens’ dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays or quality events in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; our ability to successfully integrate or otherwise achieve anticipated benefits from acquired businesses; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on February 28, 2024 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Investor Contacts:

Michal Ben Ari

Investor Relations Manager

Valens Semiconductor Ltd.

Michal.Benari@valens.com

Lisa Fortuna

Senior Vice President

Financial Profiles, Inc.

ValensIR@finprofiles.com

SOURCE Valens Semiconductor

3